
July 22, 2013

Via E-Mail
Nicholas R. Toms
Chief Executive Officer
DecisionPoint Systems, Inc.
8697 Research Drive
Irvine, CA 92618

> **Re:** **DecisionPoint Systems, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed on July 16, 2013**
> **File No. 333-186619**

Dear Mr. Toms:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.  Where we reference our prior comments, they refer to our letter dated July 2, 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 24

1.  We note your response to prior comment 1 and your revised disclosure where you state that your cost-reduction efforts have reduced the expense structure of your business.  Please quantify the impact that your expense reduction efforts have had, and are reasonably expected to have, on your liquidity and capital resources.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters.  Please contact Ivan Griswold at (202) 551-3853 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Patrick Gilmore for

Mark P. Shuman
Branch Chief - Legal

cc:     Via E-Mail

Jeff Cahlon, Sichenzia Ross Friedman Ference LLP